UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-23252

IGEN International, Inc.
(Exact name of registrant as specified in its charter)

c/o Roche Holdings, Inc.
1201 North Orange Street, Suite 1050
Wilmington, DE 19801-1184
(302) 425-4701
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

     Pursuant to the requirements of the Securities Exchange Act of 1934, IGEN International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2004	By: /s/ Frederick Kentz Name: Frederick Kentz Title: Vice President and Secretary